STL Marketing Group, Inc.

10 Boulder Crescent, Suite 102

Colorado Springs, Colorado 80903

December 11, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Attn: Mara Ransom, Assistant Director

Re:	STL Marketing Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 22, 2015
File No. 000-55013

Dear Ms. Ransom:

We have received your letter dated November 10, 2015 and have updated the Annual Report on Form 10-K and prepared the following responses to your comments.

Item 1. Business, page 3

1. We note your disclosure that on June 24, 2014, PSS entered into a Strategic Alliance and Distribution Agreement with Call Management Products, Inc., in connection with the marketing and selling of telecommunications products. If material, please file a copy of such agreement as an exhibit to your Form 10-K. In addition, if material, please file a copy of the AEP Report as an exhibit to your Form 10-K. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: The agreement has been filed as an exhibit to the Form 10/A filed on December 11, 2015.

2. Please revise to expand the discussion of your telecommunications business, including the activities you have undertaken thus far, and a timeline of the activities you plan to take, along with their associated costs. In this regard, please provide further details regarding the “internal work” completed on the “structural necessities” and “training and certifications processes,” PSS’s status as an “exclusive Strategy Ally for CMP’s products,” the manner in which you locate customers, the manner in which you locate dealers, and the material terms of your distribution agreements. If material, please file as exhibits the distribution agreements. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: Additional details have been added to the annual report.

Item 1A. Risk Factors, page 10

3. We note that work on the PPA Proposal in Costa Rica has been delayed and that you “cannot state with any certainty or provide any assurances of an expected timeline for regulatory approval.” Please revise to discuss the risks related to the current regulatory environment in Costa Rica and this delay in your operations, as well as the risks of your operations in Costa Rica being unable to proceed.

RESPONSE: The regulatory environment in Costa Rica has proved to be unresponsive and capricious. Based on our dealings with their regulatory bodies, we have no reason to believe there is any timeframe in which we can expect to hear back regarding requests and the like. Consequently, there is uncertainty as to whether we will ever be able to pursue business opportunities there. This disclosure has been added to the annual report.

Item 2. Properties, page 19

4. We note your disclosure that your board of directors believes your lease agreement in Guanacaste, Costa Rica is material. Please file a copy of the lease as an exhibit to your Form 10-K. Please see Item 601(b)(10) of Regulation S-K.

RESPONSE: At the time of the original 10-K filing we intended to pursue business opportunities associated with this lease. In the months since, we have been met with delays and non-performance that have prevented us from using the leased space at all, and consequently, we have elected not to pursue this further. We have updated the annual report accordingly.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 22

5. Please provide the basis for your belief, expressed here and on page 8, that, in 2015, “PhoneSuite Solutions, Inc. will begin to generate revenue, add dealers, and follow through with our goal to gain financial independence.”

RESPONSE: This section has been updated in the annual report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

6. Please revise your beneficial ownership table to include beneficial holders of more than five percent of any class of your voting securities, in addition to those individuals required to be included pursuant to Item 403(b) of Regulation S-K. In this regard, we note that you have included Cede & Co. as the beneficial holder of 128,557,281 shares of your common stock. Please see Item 403(a) of Regulation S-K.

RESPONSE: The beneficial ownership table has been updated in the annual report.

7. Please revise the table to include the shares owned by Versant in the share ownership of Mr. Quiros. Please also tell us why Tarpon Bay was not included in the table as a beneficial owner. Finally, we note that the percentage ownership of the common stock owned by directors and officers as a group is disclosed as 11.05% in the third column of the table and 12.52% in the tenth column of the table; please revise.

RESPONSE: The shares issued to Tarpon Bay were immediately sold and Tarpon Bay is no longer a beneficial owner of the Company’s shares. The beneficial ownership table has been updated in the annual report.

In preparing this response letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ José P. Quiros
José P. Quiros
Chief Executive Officer